INCEPTION MINING INC.

5320 South 900 East, Suite 260

Murray, Utah 84117

January 1, 2016

David A. Wavrek

Petroleum Systems International., Inc.

461 E. 200 So STE 103

Salt Lake City, Utah 84111

Attention: Dave Wavrek

Re:	Promissory Note (the “Note”) dated June 7, 2014 in the amount of $100,000 (the “Principal”) by Inception Mining, Inc. (“Maker”) in favor of Petroleum Systems International, Inc. (“Holder”)

Dear Mr. Wavrek:

Reference is hereby made to the Note as executed by Inception. The Note is hereby amended (the “Amendment”) as follows:

It is hereby acknowledged by Inception and Holder that as of June 7, 2014, the remaining Principal is $100,000 (the “Remaining Amount”). It is also hereby acknowledged by Inception and Holder that at any time prior to or at the time of repayment of the Note, the Holder may elect to convert some or all of the Remaining Amount into shares of common stock of Inception at a price of $0.45 per share by completion of a conversion notice and delivery of such notice to Inception.

As set forth in the Note, the maturity date is December 31, 2014 (the “Maturity Date”) The maturity date was extended (‘Extension #1”) 12 months with a new maturity date of December 31, 2015. By executing this letter, (“Extension # 2”) the undersigned parties agree to extend the note an additional 12 months with a new maturity date of December 31, 2016 at which time any principal and accrued interest owing on the Note shall be due and payable.

All other provisions in the original Note remain unchanged. We kindly request that you execute this letter below indicating that you agree with the above Amendment.

Sincerely,

Inception Mining Inc.

By:	/s/ Michael Ahlin
Name:	Michael Ahlin
Title:	CEO

AGREED AND ACKNOWLEDGED:

David A. Wavrek

By:	/s/ David A. Wavrek
Name:	David A. Wavrek
Title:	Holder